UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 10)

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

517834107
(CUSIP Number)

D. Zachary Hudson, Esq.
c/o Las Vegas Sands Corp.
3883 Howard Hughes Pkway, Suite 550
Las Vegas, Nevada 89169
(702) 923-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Estate of Sheldon G. Adelson[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 694,738[2]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 694,738[2]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,738[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[1,2,3]
14	TYPE OF REPORTING PERSON IN
  __________________________
1 As previously disclosed, Dr. Miriam Adelson has been appointed Executor of the Estate of Sheldon G. Adelson. The Estate’s shares reflected herein are also included in the shares Dr. Adelson beneficially owns as reported on this Schedule 13D.
2 Represents options to purchase 694,738 shares of Common Stock held by the Estate of Sheldon G. Adelson that are exercisable.
3 Based upon a total of 763,989,752 shares of Common Stock outstanding on March 14, 2022 as provided by Issuer plus options to purchase 694,738 shares of Common Stock held by the Estate of Sheldon G. Adelson.

CUSIP No. 517834107	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Miriam Adelson[1]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 177,250,785[1,2]
	8	SHARED VOTING POWER 2,208,548
	9	SOLE DISPOSITIVE POWER 177,250,785[1,2]
	10	SHARED DISPOSITIVE POWER 220,110,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,361,651[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%[1,2,3]
14	TYPE OF REPORTING PERSON IN
  __________________________
1 Shares reflected for Dr. Miriam Adelson include shares held by the Estate of Sheldon G. Adelson, for which Dr. Adelson has been appointed Executor.
2 Includes options to purchase 694,738 shares of Common Stock held by the Estate of Sheldon G. Adelson that are exercisable.
3 Based upon a total of 763,989,752 shares of Common Stock outstanding on March 14, 2022 as provided by Issuer plus options to purchase 694,738 shares of Common Stock held by the Estate of Sheldon G. Adelson.

CUSIP No. 517834107	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,679,134
	8	SHARED VOTING POWER 2,208,548
	9	SOLE DISPOSITIVE POWER 34,426,816
	10	SHARED DISPOSITIVE POWER 221,460,866
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,887,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5%[1]
14	TYPE OF REPORTING PERSON IN
__________________________
1 Based upon a total of 763,989,752 shares of Common Stock outstanding on March 14, 2022 as provided by Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Remainder Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,919
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,919
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%[1]
14	TYPE OF REPORTING PERSON OO
__________________________
1 Based upon a total of 763,989,752 shares of Common Stock outstanding on March 14, 2022 as provided by Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,718,918
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 87,718,918
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,718,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%[1]
14	TYPE OF REPORTING PERSON OO
__________________________
1 Based upon a total of 763,989,752 shares of Common Stock outstanding on March 14, 2022 as provided by Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Miriam Adelson Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ⌧ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,551,887
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 66,551,887
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,551,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%[1]
14	TYPE OF REPORTING PERSON OO
__________________________
1 Based upon a total of 763,989,752 shares of Common Stock outstanding on March 14, 2022 as provided by Issuer.

CUSIP No. 517834107	SCHEDULE 13D	Page 8 of 13

Explanatory Note

This Amendment No. 10 to the Schedule 13D filed on November 24, 2008, as previously amended, is being filed to report (a) the transfer of all 66,551,887 shares of Common Stock held by the Estate of Sheldon G. Adelson to The Sheldon G. Adelson Trust, which then transferred the same 66,551,887 shares to Dr. Miriam Adelson, who then transferred the same 66,551,887 shares to The Miriam Adelson Trust, for which Dr. Adelson serves as the sole trustee, and (b) changes in the beneficial ownership reported by certain of the Reporting Persons due to (i) grants and/or vesting of equity awards to certain of the Reporting Persons under the Issuer’s equity plan and (ii) the transfers of shares of Common Stock held by Dr. Adelson or trusts for the benefit of members of the Adelson family to other trusts for the benefit of members of the Adelson family.

Item 1.	Security and Issuer.

This Amendment No. 10 (this “Amendment”) amends the Schedule 13D filed on November 24, 2008, as previously amended by Amendment No. 1 thereto filed on January 16, 2009, Amendment No. 2 thereto filed on April 2, 2009, Amendment No. 3 thereto filed on November 18, 2011, Amendment No. 4 thereto filed on March 5, 2012,  Amendment No. 5 thereto filed on June 9, 2014, Amendment No.6 thereto filed on February 17, 2015,  Amendment No. 7 thereto filed on February 13, 2019, Amendment No. 8 filed thereto on February 26, 2021, and Amendment No. 9 filed thereto on June 9, 2021 (such Schedule 13D, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5,  No. 6,  No. 7, No. 8, and No. 9  thereto, collectively, the “Schedule 13D”), which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3883 Howard Hughes Pkway, Suite 550, Las Vegas, Nevada 89169.  All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Dr. Miriam Adelson (“Dr. Adelson”), Irwin Chafetz (“Mr. Chafetz”), the General Trust under the Sheldon G. Adelson 2007 Remainder Trust (the “Remainder Trust”), the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (the “Friends and Family Trust”) and The Miriam Adelson Trust (the “Adelson Trust” and, together with the Estate of Sheldon G. Adelson for which Dr. Adelson has been appointed Executor (the “Estate”), Dr. Adelson, Mr. Chafetz, the Remainder Trust, and the Friends and Family Trust, the “Reporting Persons”), constitute a “group,” which, as of the date hereof, collectively beneficially own approximately 433,055,168 shares of Common Stock, or 56.6%, of the Issuer’s 763,989,752 shares of Common Stock issued and outstanding as of March 14, 2022 (the “Outstanding Common Stock”) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 plus options to purchase 694,738 shares of Common Stock held by the Estate.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

Since the date of Amendment No. 9 to this Schedule 13D, there have been changes in beneficial ownership of shares of Common Stock by the individual Reporting Persons due to (a) the transfer of all 66,551,887 shares of Common Stock held by the Estate to The Sheldon G. Adelson Trust, which then transferred the same 66,551,887 shares to Dr. Adelson, who then transferred the same 66,551,887 shares to the Adelson Trust, (b) grants and/or vesting of equity awards to certain of the Reporting Persons under the Issuer’s equity plan and (c) the transfers of shares of Common Stock held by Dr. Adelson or trusts for the benefit of members of the Adelson family to other trusts for the benefit of members of the Adelson family or members of the Adelson family.  These changes resulted in the aggregate a decrease of 83,399 shares of Common Stock beneficially owned by the Reporting Persons as a group.

CUSIP No. 517834107	SCHEDULE 13D	Page 9 of 13

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

Incorporated herein by reference from Items 11 and 13 of the cover page of the applicable Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons but disclaims such beneficial ownership. The beneficial ownership of all of the Reporting Persons together is 433,055,168 shares of Common Stock, or 56.6% of the shares of Common Stock issued and outstanding.

(b)

The Estate beneficially owns an aggregate of 694,738 shares of Common Stock (approximately 0.1% of the Outstanding Common Stock) issuable upon the exercise of options held by the Estate that are exercisable currently.

The Estate has sole voting control over 694,738 shares of Common Stock issuable upon the exercise of options held by the Estate that are exercisable currently.

The Estate has sole dispositive control over 694,738 shares of Common Stock issuable upon the exercise of options held by the Estate that are exercisable currently.

Dr. Adelson beneficially owns an aggregate of 397,361,651 shares of Common Stock (approximately 52.0% of the Outstanding Common Stock).  Of these shares, (i) 62,559,745 shares are owned directly by Dr. Adelson, (ii) 87,718,919 shares are held by the Remainder Trust, (iii) 87,718,918 shares are held by the Friends and Family Trust, (iv) 66,551,887 shares are held by the Adelson Trust, (v) 694,738 shares are issuable upon the exercise of options held by the Estate that are exercisable currently and (vi) 92,117,444 shares are held by various entities as described below.  Dr. Adelson was appointed Executor of the Estate on June 3, 2021.

Dr. Adelson has sole voting control over 177,250,785 shares of Common Stock, of which (i) 62,559,745 shares are owned directly by Dr. Adelson, (ii) 66,551,887 shares are held by the Adelson Trust, (iii) 694,738 shares are issuable upon the exercise of options held by the Estate that are exercisable currently, and (iv) 47,444,415 shares are held by various entities as described below.

CUSIP No. 517834107	SCHEDULE 13D	Page 10 of 13

Dr. Adelson has sole dispositive power over 177,250,785 shares of Common Stock, of which (i) 62,559,745 shares are owned directly by Dr. Adelson, (ii) 66,551,887 shares are held by the Adelson Trust, (iii) 694,738 shares are issuable upon the exercise of options held by the Estate that are exercisable currently, and (iv) 47,444,415 shares are held by various entities as described below.  Dr. Adelson has shared dispositive control over 220,110,866 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 44,673,029 shares are held by various entities as described below.

Dr. Adelson is manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 12,566,710 shares of Common Stock.  Dr. Adelson has sole voting and dispositive control of these shares of Common Stock.

Mr. Chafetz is deemed to beneficially own an aggregate of 255,887,682 shares of Common Stock (approximately 33.5% of the Outstanding Common Stock).  Of these shares, (i) 80,161 shares are owned directly by Mr. Chafetz, (ii) 3,138 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz, and (iii) 255,804,383 shares are held by various entities as described below, with respect to which he is deemed to have a beneficial interest by virtue of the interest and authority granted to him under the trust instruments or organizational documents, as applicable.  Mr. Chafetz disclaims beneficial ownership of those shares of Common Stock not owned directly by him.

Mr. Chafetz has sole voting control over 253,679,134 shares of Common Stock, of which (i) 80,161 shares are owned directly by Mr. Chafetz, (ii) 3,138 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz and (iii) 253,595,835 shares are held by various entities as described below.  Mr. Chafetz has shared voting control over 2,208,548 shares of Common Stock.

Mr. Chafetz has sole dispositive control over 34,426,816 shares of Common Stock, of which (i) 80,161 shares are owned directly by Mr. Chafetz, (ii) 3,138 shares are unvested shares of restricted Common Stock owned directly by Mr. Chafetz and (iii) 34,343,517 shares are held by various entities as described below.  Mr. Chafetz has shared dispositive control over 221,460,866 shares of Common Stock, of which (i) 87,718,919 shares are held by the Remainder Trust, (ii) 87,718,918 shares are held by the Friends and Family Trust, and (iii) 46,023,029 shares are held by various entities as described below.

Dr. Adelson and Mr. Chafetz are co-trustees of the Remainder Trust.  The Remainder Trust directly owns 87,718,919 shares of Common Stock (approximately 11.5% of the Outstanding Common Stock).  Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust.  Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson and Mr. Chafetz are co-trustees of the Friends and Family Trust. The Friends and Family Trust directly owns 87,718,918 shares of Common Stock (approximately 11.5% of the Outstanding Common Stock).  Mr. Chafetz has the authority to vote the shares of Common Stock owned by this trust.  Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by this trust.

Dr. Adelson is the sole trustee of the Adelson Trust. The Adelson Trust directly owns 66,551,887 shares of Common Stock (approximately 8.7% of the Outstanding Common Stock).

Dr. Adelson and Mr. Chafetz are co-trustees of several trusts for the benefit of members of the Adelson family.  These trusts directly own 220,110,866 shares of Common Stock.  Dr. Adelson and Mr. Chafetz share authority to vote 2,208,548 shares of Common Stock owned by these trusts.  Mr. Chafetz has sole authority to vote 217,902,318 shares of Common Stock owned by these trusts.  Dr. Adelson and Mr. Chafetz share dispositive control over the shares of Common Stock owned by these trusts.

CUSIP No. 517834107	SCHEDULE 13D	Page 11 of 13

Mr. Chafetz is trustee of several trusts for the benefit of members of the Adelson family.  These trusts directly own 34,343,517 shares of Common Stock.  Mr. Chafetz has the sole authority to vote the shares of Common Stock owned by these trusts.  Mr. Chafetz has sole dispositive control over the Common Stock owned by these trusts.

Dr. Adelson is the trustee of several trusts for the benefit of members of the Adelson family.  These trusts directly own 34,877,705 shares of Common Stock.

Mr. Chafetz is a co-manager of a limited liability company for the benefit of members of the Adelson family, which directly owns 1,350,000 shares of Common Stock.  Mr. Chafetz, as co-manager, shares dispositive control over these shares of Common Stock, and Mr. Chafetz has the sole authority to vote such shares.  Mr. Chafetz disclaims beneficial ownership of these shares of Common Stock.

(c)

There have been no transactions in shares of Common Stock by the Reporting Persons within 60 days of the filing date of this Amendment to the Schedule 13D, except as follows:

(i)	transfers of an aggregate of 4,895,900 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on June 16, 2021;
(ii)	transfers of an aggregate of 67,226,687 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on August 2, 2021;
(iii)	transfers of an aggregate of 1,765,800 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on September 15, 2021;
(iv)	transfers of an aggregate of 9,000,000 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on September 16, 2021;
(v)	transfers of an aggregate of 137,700 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on November 9, 2021;
(vi)	transfers of an aggregate of 5,086,100 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on December 13 and 14, 2021;
(vii)	transfers of an aggregate of 10,000,000 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on December 16, 2021;
(viii)	transfer of an aggregate of 9,000,000 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on February 23, 2022; and
(ix)	transfers of an aggregate of 69,332,487 shares of Common Stock for no consideration among one or more members of, or trusts for the benefit of, the Adelson family on March 11, 14 and 15, 2022.

(d)

Except as set forth above regarding the beneficiaries and trustees of the trusts disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities set forth above.

(e)

On March 11, 2022, the Estate ceased to be the beneficial owner of more than five percent of the Outstanding Common Stock.

CUSIP No. 517834107	SCHEDULE 13D	Page 12 of 13

Item 7.	Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit No.	Description
1.
Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, Irwin Chafetz, Timothy D. Stein, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust and the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust (incorporated by reference to Exhibit 1 to Schedule 13D/A filed on February 17, 2015).

2.
Convertible Note Purchase Agreement, dated as of September 30, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

3.
Note Conversion and Securities Purchase Agreement, dated as of November 10, 2008, between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

4.
Amendment to Note Conversion and Securities Purchase Agreement between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 1.3 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

5.
Second Amended and Restated Registration Rights Agreement, dated as of November 14, 2008, by and among Las Vegas Sands Corp., Dr. Miriam Adelson and the other Adelson Holders (as defined therein) that are party to the agreement from time to time (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Las Vegas Sands Corp. on November 14, 2008).

6.
Investor Rights Agreement, dated as of September 30, 2008, by and between Las Vegas Sands Corp. and Dr. Miriam Adelson (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Las Vegas Sands Corp. on November 10, 2008).

7.	Lockup Agreement, dated as of November 10, 2008, entered into by Dr. Miriam Adelson. (incorporated by reference to Exhibit 7 to Schedule 13D filed on November 24, 2008).
8.
Letter Agreement dated October 10, 2020 by and among Sheldon G. Adelson, Dr. Miriam Adelson, the trusts and other entities listed on the signature pages thereto and Las Vegas Sands Corp (incorporated by reference to Exhibit 8 to Schedule 13D/A filed on February 26, 2021).

9.
Joint Filing Agreement of Estate of Sheldon G. Adelson, Miriam Adelson, Irwin Chafetz, the General Trust under the Sheldon G. Adelson 2007 Remainder Trust, the General Trust under the Sheldon G. Adelson 2007 Friends and Family Trust and The Miriam Adelson Trust.

CUSIP No. 517834107	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2022

/s/ Miriam Adelson	/s/ Miriam Adelson
ESTATE OF SHELDON G. ADELSON	MIRIAM ADELSON
Name: Miriam Adelson
Title: Executor

/s/ Irwin Chafetz
IRWIN CHAFETZ

THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 REMAINDER TRUST
THE GENERAL TRUST UNDER THE SHELDON G. ADELSON 2007 FRIENDS AND FAMILY TRUST

By:	/s/ Miriam Adelson	By:	/s/ Irwin Chafetz
Name:	Miriam Adelson	Name:	Irwin Chafetz
Title:	Trustee	Title:	Trustee

THE MIRIAM ADELSON TRUST

By:	/s/ Miriam Adelson
Name:	Miriam Adelson
Title:	Trustee

[Signature page to Amendment No.10 to Schedule 13D]